UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☒ Form C/A: Amendment to Offering Statement

☒ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

New Moon Clothing, Inc.

Nature of the Amendment

Clarifications in financial condition discussion and securities description; adding forward-looking statement disclosure; addition of campaign page and video transcript exhibits; including DBA name; removing pitch deck; replacing executive summary.

Legal status of issuer Form

Benefit Corporation

Jurisdiction of Incorporation/Organization

Montana

Date of organization

May 7, 2015

Physical address of issuer

2418 Locust St
Butte, MT 59701

Website of issuer

https://purseforthepeople.com/

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6.5% of offering proceeds that are actually distributed to the issuer

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Convertible Note (Debt)

Price (or method for determining price)

Face value

Target offering amount

$50,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$500,000

Deadline to reach the target offering amount

April 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

None.

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$51,385	$31,620
Cash and Cash Equivalents	$12,353	$0
Accounts Receivable	$0	$0
Short-term Debt	$9,995	$3,164
Long-term Debt	$0	$0
Revenues/Sales	$1,340	$15,578
Cost of Goods Sold	$14,930	$11,614
Taxes Paid	$0	$0
Net Income	-$64,771	-$56,692

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

NEW MOON CLOTHING, INC.

Signature: Carole Murphy

Title: President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Carole Murphy

Director and CFO

Date: February 28, 2019

Forward-Looking Statement Disclosure

This Form C/A, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C/A, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C/A. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C/A, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

Form C/A

Amended Offering Statement
of
New Moon Clothing, Inc.
(the "issuer," the "company," "we," "our," "us")

Convertible Notes

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
New Moon Clothing, Inc. (DBA Purse for the People)	Benefit corporation	Montana	May 7, 2015	2418 Locust St Butte, MT 59701	https://purseforthepeople.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Carole Murphy (the "Founder")	Founder, Director, President, CFO, Secretary	2015-present

Please see **Exhibit A** filed with the SEC with this Form C/A for the principal occupation and employment of the company's sole director and officer over the past three years.

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Carole Murphy	90%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Please see the company's Executive Summary, filed with the SEC with this Form C/A as **Exhibit B**.

(e) The current number of employees of the issuer.

None.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

We have a limited operating history.
We were incorporated on May 7, 2015 and have been operating only since October 2015. Because we have been operating for only a short period of time, we have not produced a profit. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. It is possible that the proceeds from this offering and our other resources may not be sufficient for us to continue to finance our operations.

We have incurred losses since inception and may incur future losses.
We have not yet generated a profit from operations. As of the date of our most recent financial statements, we had an accumulated deficit of $200,000. We expect to continue to experience losses from operations and we cannot predict when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

We may not have sufficient financial resources to successfully compete in the clothing business.
A large number of enterprises provide products or services similar to ours. We will be competing with established businesses that have an operating history and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

Our officers, directors and key persons will continue to have substantial control over the company after the offering.
Officers, directors and key persons own 100% of our outstanding common stock. As only common shares have voting rights, such persons will be able to elect all of the directors and control the direction of the company.

Because there is no market for the securities, you may not be able to sell them.
You may never be able to sell them or recover any part of your investment, unless we are able to complete a subsequent public offering or we are able to sell the company for cash or merge with a public company.

No voting rights.
Investors have no right to take part in the management of the fund or to vote on any matters affecting the company, including the election of directors. Accordingly, you should not invest in the company unless you are willing to entrust all aspects of the management to the company and its advisors.

Our future success is unpredictable.
Any continued future success that the company might enjoy will depend upon many factors, including factors beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions, increases in operating costs. These conditions may have a material adverse effect upon our ability to be profitable.

No guaranteed return.
No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Change in use of proceeds.
We will have significant flexibility in applying the proceeds of this offering. Our failure to apply such funds effectively could have a material adverse effect on our ability to be profitable.

Key personnel.
The company relies heavily on a few key personnel. The company's success depends substantially on the efforts of four people. The company does not have a detailed plan to replace any of these persons in the case of death or disability, although this risk is mitigated to some extent by skill redundancies among them. The company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any of key personnel, or the company's inability to recruit, train, and retain qualified staff, may have a material adverse effect on the company's business and financial condition.

Additional capital may be needed.
The company may need to raise additional capital. Although the company expects that it will be able to raise in this offering an amount of capital that will be sufficient to meet its requirements for the foreseeable future, the company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the company will raise any particular amount in this offering. In addition, the company's capital requirements could be greater than currently anticipated. Thus, it is possible that the company would need to raise additional capital to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the company or its shareholders, or at all.

Benefit corporation.
The company's directors are required to consider factors other than the financial interests of its shareholders. The company is a benefit corporation, and accordingly its directors have a legal duty to consider, in addition to the financial interests of its shareholders, the social and environmental impacts of its actions, including as such actions affect the company's employees,

customers and local and global community. Therefore, the company's directors may, consistent with their legal duties, take actions that are contrary to the financial interests of its shareholders, and its shareholders will have no recourse against the company or its directors for taking such actions.

No tax advice.
No representation or warranty of any kind is made by the company or its officers, directors, counsel or other agents or advisors with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR IS HEREBY ADVISED TO SEEK HIS, HER OR ITS OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

The Notes are unsecured and uninsured
The Notes (defined and described in Item (m) below) being offered are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach this amount is April 30, 2019.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $500,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

Please see our Executive Summary, filed with this Form C/A with the SEC as **Exhibit B**.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

> Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company is offering up to $500,000 in convertible promissory notes (the "Notes") in this offering.

The following is intended to be only a summary of some of the key terms of the offering. The summary is qualified in its entirety by the terms of agreements between the investor and the company concerning the purchase of the Notes and any shares of preferred stock issued thereunder.

Please see **Exhibits C and D**, Convertible Note and Convertible Note Purchase Agreement, filed with the SEC with this Form C/A, for more information.

Interest:

The Notes will bear interest at the rate of 5% per annum, compounded annually. Interest on the Notes will be paid by adding such interest to the outstanding principal of each Note, and no cash interest payments are anticipated before maturity. Accrued and unpaid interest may be converted into equity at the time of conversion as described below under "Conversion."

Maturity:

Unless a Note is previously converted or repaid, all principal, together with accrued and unpaid interest under the Note, is due and payable on December 31, 2023 (the "Maturity Date"). At Payor's option, all accrued but unpaid interest outstanding on the Maturity Date may be paid to Holder in cash or converted into preferred equity securities.

Prepayment:

None of the Notes may be prepaid without the prior written consent of holders of the Notes that hold a majority of the aggregate outstanding principal amount of the Notes. The company has the right to prepay accrued interest at any time during the term of the Note.

Conversion:

In the event the company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells preferred stock with an aggregate sales price of not less than $300,000, excluding any and all indebtedness that is converted into preferred stock (*e.g.,* the Notes), and with the principal purpose of raising capital (a "Qualified Financing"), then the investor shall have the right to convert all principal, together with all accrued and unpaid interest under the investor's Note, into the preferred stock at any time prior to the Maturity Date. The conversion price will be a price per share equal to 90% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing.

At any time prior to a Qualified Financing, so long as the company does not anticipate that a Qualified Financing will be consummated within the succeeding 90-day period, the company shall have the option to convert all principal, together with all accrued and unpaid interest under any Note, into a class of preferred stock with substantially the same terms as those described in the Appendix below.

Liquidity events:

Upon a change of control, the holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity securities (meaning the series that gives priority dividend and liquidation rights over all other preferred series of securities) of the surviving entity outstanding or, if no such preferred equity securities are outstanding, non-preferred equity securities of the surviving entity outstanding, at a 5% discount.

Amendments:

Any provision of the Notes may be amended, modified or supplemented, and waivers of any provision of the Notes may be given, if the company and the holders of a majority of the outstanding principal amount of the Notes consent to the amendment or waiver. In addition, any such amendment, modification, supplement may be made, or waiver given, with respect to a particular Note by the company and the holder of the Note, as long as it would not materially or adversely affect the holders of the other Notes or disproportionately advantage the holder of the relevant Note.

Appendix – Preferred Stock Terms

Securities Offered:	Preferred Stock
Purchase Price:	$1 per share ("Original Issue Price") based on a pre-money valuation of $2,888,886.

Preferred Dividends:	Preferred Shareholders will be entitled to receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the company legally available therefor. In any year, unless each Preferred Shareholder receives a dividend of at least six percent (6%) of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like) (the "Base Preferred Dividend"), no dividend shall be paid or declared on any Common Stock. Additional Preferred Dividends In any year in which the Preferred Shareholders receive the Base Preferred Dividend and the Common Shareholders receive a per share dividend equal to that received by the Preferred Shareholders, Preferred Shareholders shall fully participate in any additional dividends paid to the Common Shareholders on a per share basis (for example, if the Common Shareholders receive an additional dividend of five cents per share, the Preferred Shareholders shall also receive an additional dividend of five cents per share).
Redemption by Shareholder:	Following the second anniversary of his or her investment, a Preferred Shareholder may request redemption of his or her stock. If the Preferred Shareholder requests a redemption in the third year of investment, the Board has the discretion to pay 70 percent of the Original Issue Price. In the fourth year, the Board has the discretion to pay 80 percent of the Original Issue Price. In the fifth year, the Board has the discretion to pay 90 percent of the Original Issue Price. Thereafter, the redemption price shall be equal to the Original Issue Price. If the company determines that a requested redemption may impair the company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.

Redemption by company:	The company reserves the right to redeem any or all, or any portion of, Preferred Stock at any time. The Redemption Price, in the case of a redemption elected by the company, shall be equal to the Original Issue Price. Notwithstanding the foregoing, the company shall not exercise its redemption right within 90 days of the sale of the company.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the company, liquidation proceeds shall be paid as follows: · first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; · second, to the holders of Common Stock, in an amount per share equal to the Original Issue Price for the Preferred Stock (subject to adjustment for any stock split or combination or other similar event and certain dilutive issuances) plus the amount of any declared but unpaid dividends thereon; and · third, to the holders of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis. Any merger or consolidation involving the company (unless stockholders of the company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the company will be considered a liquidation triggering payment of the foregoing amounts.

Conversion:	Shares of Preferred Stock will be convertible into shares of Common Stock only if (a) requested by the holder of such shares of Preferred Stock and (b) approved in writing by the company in its sole discretion.
	The conversion ratio shall initially be 1:1. The conversion ratio shall be appropriately adjusted in the case of any stock split or combination or other similar event. In addition, subject to customary exceptions, the conversion ratio shall be adjusted, on a broad-based weighted average basis, if the company issues additional securities at a purchase price less than the then-current conversion price.
Voting rights:	The Preferred Shareholders shall have no voting rights.

The only security of the company, besides the Notes, is common stock, which has voting rights. There are 222,222 shares of common stock outstanding. Purchase of a Note will not provide ownership or voting rights in the company.

The Note will give the investor the option to purchase preferred equity securities upon a Qualified Financing or, if the surviving entity has a class of preferred equity securities outstanding, upon a liquidity event as described above. Becoming a holder of preferred equity securities does not guarantee that the investor will have voting rights. If there is a liquidity event, and the surviving entity does not have a class of preferred equity securities outstanding, then the investor will have the option to purchase shares of non-preferred equity securities, which may or may not have voting rights.

The investor will not have any decision-making power with regard to the terms of the equity in any of the above cases. That power rests with the directors and shareholders.

The company has the option to convert the Note into Preferred Stock on the terms described in the above Appendix, so long as the company is not anticipating a Qualified Financing will be consummated within the succeeding 90-day period. The investor will not have decision-making power with regard to whether the company exercises this option and will not have authority to change the terms of the Preferred Stock before the conversion.

The company may pay off the Note before it opts to convert the Note or before an event triggering the investor's conversion right occurs. Thus there is no guarantee that the Note will ever convert to equity of any class, with or without voting rights.

The terms of the Notes may be amended as described under "Amendments" above.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The investor will not have ownership of or voting rights in the company by virtue of holding the Note.

The company may pay off the Note before it opts to convert the Note or before an event triggering the investor's conversion right occurs. Thus there is no guarantee that the Note will ever convert to equity of any class, with or without voting rights.

The investor's percentage ownership of the company after the Note converts into equity depends on how much equity the company's board of directors (of which the Founder is the sole director) chooses to sell before, during, or after the conversion. It also depends on the price per equity interest at the time of the conversion, a price that could be based on determinations made by the company's Founder as sole director.

The investor will not have a say in what the terms of the equity will be prior to receiving such equity.

Please see Item (m)(1) above and **Exhibits C and D**, Convertible Note and Convertible Note Purchase Agreement, filed with the SEC with this offering statement for additional details.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Notes are valued at face value, and future promissory notes of the company will be valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The investor will have no voting rights or ownership in the company, and the company's Founder, who is the company's sole director and officer, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return, including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:

(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company has no debt.

(q) A description of exempt offerings conducted within the past three years.

None.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law,

daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements, which have been filed with the SEC as **Exhibit E** to this Form C/A, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our 2016 and 2017 financial statements, which have been filed with the SEC with this Form C/A as **Exhibit E**, represent a near pre-revenue stage of operations: testing and research and development ("R&D"). During that time period, we had small amounts of revenue from sales of non-custom bags on our ecommerce site to begin engaging with customers and get their response to eco-materials used. Since the end of 2017, there have been no significant changes in our financial condition other than an increase in expenses related to preparation for this offering.

We expect our financial condition to change if we are able to reach our fundraising goals in this offering, as we will use funds raised from investors in this offering to sell custom handbags and purchase the components necessary for manufacturing. Specifically, we will build out our manufacturing in the US, add a shopping cart to the current "Design Your Own" software to facilitate sales and begin generating sales (more marketing). We will also conduct R&D, which will include prototyping and generating additional samples of new designs, developing earth friendly (biodegradable) hardware components using laser cut/carve technology, and developing a trademarked signature line of eco-textiles.

How much of this plan we will be able to accomplish will depend on how much funding we receive. Please see our Executive Summary, filed with this Form C/A with the SEC as **Exhibit B**, for a detailed breakdown of what we will be able to accomplish at different fundraising milestones: from $50,000 to $500,000.

To date, operations have been funded solely by the Founder, who has invested $200,000 in the business. In order to launch manufacturing in the US, the company requires larger amounts of capital than the Founder alone is able to provide.

We plan to use proceeds from this offering as soon as they are available to move forward with our business plan.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit E**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted on an investor page on https://purseforthepeople.com/our-story-purse-for-the-people by April 30, 2020.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the issuer's campaign page on crowdfundmainstreet.com and the **Exhibits** filed with the SEC with this Form C/A for further information about the offering.

Exhibits List

Exhibit A: Employment History of Carole Murphy
Exhibit B: Executive Summary
Exhibit C: Convertible Note
Exhibit D: Convertible Note Purchase Agreement
Exhibit E: 2016 and 2017 Financial Statements
Exhibit F: Crowdfunding Campaign Page
Exhibit G: Crowdfunding Video Transcript
Exhibit H: Transcript of Video Testimonial from Campaign Page